EXHIBIT 99.6

Notice to LSE

Application for admission of shares
18 June 2026
Rio Tinto plc (the "Company") has made an application to the London Stock Exchange for the admission of 23,000 ordinary shares of 10 pence each in the Company to be traded on the Main Market of the London Stock Exchange.
The shares will be issued to satisfy awards made under the Company's Global Employee Share Plan and will rank pari passu with the Company's existing issued shares.
It is expected that admission will be effective on 23 June 2026.
LEI: 213800YOEO5OQ72G2R82

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Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary.

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